HB

Uf 4-3-02

02019472

TradingScreen
SIMPLIFYING GLOBAL MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

RECEIVED APR 0 1 2002 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-112916~~ 8-53277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADING SCREEN INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 Bleecker St Suite 1A
(No. and Street)

New York NY 10012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pierre-Antoine Boulat 212-375 9049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1301 AV OF THE AMERICAS NEW YORK NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

41 Bleecker Street
Suite 1B
New York, NY 10012
T 212 375-9013
F 212 375-9049

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Uf 4-4-02

TradingScreen
SIMPLIFYING GLOBAL MARKETS

OATH OR AFFIRMATION

I, Philippe BUHANNIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADINGSCREEN INC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT + CEO

Title

3/27/2002

Notary Public

SIMON R. WHITE
NOTARY PUBLIC, State of New York
No. 01WH5040954
Qualified in New York County
Commission Expires March 27, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

41 Bleecker Street
Suite 1A
New York, NY 10012
T 212 375-9013
F 212 375-9049

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Board of Directors and
Stockholders of TradingScreen Inc.

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of TradingScreen, Inc. (the "Company") (a development stage enterprise) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and its cash flows for the years then ended, and for the period from inception (June 17, 1999) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 8, 2002, except as to Note 1
which is as of March 14, 2002.

TradingScreen Inc.
(A Development Stage Enterprise)
Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,453,022	$ 4,342,306
Prepaid expenses and other current assets	27,740	505
Accounts receivable	251,300	-
Taxes refundable	193,079	65,441
Total current assets	1,925,141	4,408,252
Property and equipment, net	400,580	256,720
Other assets	32,996	30,188
Total assets	$ 2,358,717	$ 4,695,160
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	114,820	$ 155,275
Accrued expenses	291,675	307,808
Deferred revenue	279,611	-
Current portion of capital lease obligations	53,037	30,261
Total current liabilities	739,143	493,344
Capital lease obligations, net of current portion	14,222	41,377
Total liabilities	753,365	534,721
Commitments and contingencies (Note 10)	-	-
Stockholders' Equity:		
Preferred stock, $0.01 par value; 8,000,000 shares authorized; 2,000,000 and 1,375,000 shares designated as Series A and Series B, respectively		
Series A convertible preferred stock, $0.01 par value; 2,000,000 shares issued and outstanding at December 31, 2001 and 2000 ($6,000,000 liquidation value)	20,000	20,000
Series B convertible preferred stock, $0.01 par value; 1,375,000 shares issued and outstanding at December 31, 2001 ($8,000,000 liquidation value)	13,750	-
Common stock, $0.01 par value; 22,000,000 shares authorized; 6,040,000 shares issued and outstanding at December 31, 2001 and 2000	60,400	60,400
Additional paid in capital	12,149,676	6,509,730
Deferred compensation	(304,663)	(90,252)
Accumulated other comprehensive income	(101,849)	7,971
Deficit accumulated during the development stage	(10,231,962)	(2,347,410)
Total stockholders' equity	1,605,352	4,160,439
Total liabilities and stockholders' equity	$ 2,358,717	$ 4,695,160

The accompanying notes are an integral part of these financial statements

TradingScreen Inc.
(A Development Stage Enterprise)
Consolidated Statements of Operations

	Year Ended December 31, 2001	Year Ended December 31, 2000	The period from June 17, 1999 (Inception) through December 31, 2001
Service fees	$ 21,689	$ -	$ 21,689
Costs and expenses:			
Cost of sales (including a non-cash compensation charge of $18,447, $0 and $18,477, respectively)	1,035,697	-	1,035,697
Research and development (including a non-cash compensation charge of $118,355, $71,382 and $189,737, respectively)	5,139,242	1,696,270	6,835,512
General and administrative (including a non-cash compensation charge of $21,156, $0 and $21,156, respectively)	1,041,445	486,262	1,527,707
Selling and marketing (including a non-cash compensation charge of $23,611, $9,800 and $33,411, respectively)	629,202	94,940	724,142
Depreciation expense	157,818	118,419	276,237
Total operating expenses	8,003,404	2,395,891	10,399,295
Loss from operations	(7,981,715)	(2,395,891)	(10,377,606)
Interest income, net	97,163	48,481	145,644
Net loss	$ (7,884,552)	$ (2,347,410)	$ (10,231,962)

The accompanying notes are an integral part of these financial statements

TradingScreen Inc.

(A Development Stage Enterprise)
Consolidated Statements of Changes in Stockholders' Equity

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Deferred Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount	Shares	Par Value						
Balance at January 1, 2000					1,500,000	$ 15,000	$ 135,000	$ (50,000)				$ 100,000
Issuance of common stock to founders					4,500,000	45,000	405,000					450,000
Receipt of subscription receivable								50,000				50,000
Issuance of restricted common shares to an employee					40,000	400	50,000		$ (50,400)			-
Issuance of Series A convertible preferred stock, net of $181,304 issuance costs	2,000,000	$ 20,000					5,798,696					5,818,696
Issuance of compensatory stock options to employees							64,500		(64,500)			-
Amortization of deferred compensation related to options and restricted stock granted to employees									24,648			24,648
Amortization of deferred compensation related to options granted to consultants							56,534					56,534
Translation adjustment										$ 7,971		7,971
Net loss											$ (2,347,410)	(2,347,410)
Balance at December 31, 2000	2,000,000	20,000			6,040,000	60,400	6,509,730	-	(90,252)	7,971	(2,347,410)	4,160,439
Issuance of Series B convertible preferred stock, net of $242,284 issuance costs			1,375,000	$ 13,750			5,243,966					5,257,716
Issuance of compensatory stock options to employees							352,610		(352,610)			-
Amortization of deferred compensation related to options and restricted stock granted to employees									138,199			138,199
Issuance of stock options granted to consultants							43,370					43,370
Translation adjustment										(109,820)		(109,820)
Net loss											(7,884,552)	(7,884,552)
	2,000,000	$ 20,000	1,375,000	$ 13,750	6,040,000	$ 60,400	$ 12,149,676	$ -	$ (304,663)	$ (101,849)	$ (10,231,962)	$ 1,605,352

TradingScreen Inc.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

	The year ended December 31, 2001	The year ended December 31, 2000	The period from June 17, 1999 (Inception) through December 31, 2001
Cash flows from operating activities:			
Net loss	$ (7,884,552)	$ (2,347,410)	(10,231,962)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	157,818	118,419	276,237
Non-cash compensation	181,569	81,182	262,751
Changes in assets and liabilities:			
Increase in prepaid expenses and other current assets	(27,235)	(17,191)	(44,426)
Increase in other assets	(6,982)	(30,188)	(37,170)
Increase in accounts receivable	(251,300)	-	(251,300)
Increase in tax receivable	(127,638)	(65,441)	(193,079)
(Decrease) increase in accounts payable	(40,455)	155,275	114,820
(Decrease) increase in accrued expenses	(16,133)	307,808	291,675
Increase in deferred revenue	279,611	-	279,611
Net cash provided by (used in) operating activities	(7,735,297)	(1,797,546)	(9,532,843)
Cash flows from investing activities:			
Purchases of property and equipment, net	(242,290)	(295,523)	(537,813)
Net cash provided by (used in) investing activities	(242,290)	(295,523)	(537,813)
Cash flows from financing activities:			
Principal payments on capital lease obligations	(71,637)	16,679	(54,958)
Proceeds from issuance of convertible preferred stock net of issuance costs	5,257,716	5,818,696	11,076,412
Proceeds from issuance of common stock	-	600,000	600,000
Net cash provided by financing activities	5,186,079	6,435,375	11,621,454
Effect of exchange rate changes on cash	(97,776)	-	(97,776)
Net (decrease) increase in cash and cash equivalents	(2,889,284)	4,342,306	1,453,022
Cash and cash equivalents, beginning of period	4,342,306	-	-
Cash and cash equivalents, end of period	$ 1,453,022	$ 4,342,306	$ 1,453,022
Supplemental disclosure of non-cash investing and financing activities:			
Acquisition of property and equipment under capital leases	$ 67,258	$ 71,645	$ 138,903

1. Nature of the Business

TradingScreen Inc. ("TradingScreen" or the "Company") was incorporated on June17, 1999 ("Inception"), for the purpose of simplifying electronic trading and related services for a broad array of securities and other financial products for the global financial market place. The Company developed an Internet based system intended to provide institutional investors with seamless connectivity to analytics, electronic trading, risk management, clearing and settlement, and portfolio analysis services that have traditionally been available only through the use of several different systems. Since Inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets, and raising capital. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7. Prior to January 1, 2000, operations were not material.

Trading Screen is a registered broker and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company became a NASD member during November 2001, and commenced operations as a registered broker. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore, is exempt from the Securities and Exchange Commission Rule 15c3-3, "Customer Protection; Reserves and Custody of Securities."

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has incurred operating losses and has financed its operations to date by capital contributions raised in private financing. The Company expects to incur significant additional costs and expenses during the year ending December 31, 2002 to further develop, market and sell its products. Accordingly, the Company will require additional funds to meet planned obligations and activities over the next twelve months, which it expects to obtain from licensing its system to third parties, sales of services offered through its electronic trading system, cost containment measures and additional private financing, if required. In March 2002, the Company entered into an amended and restated Series B Preferred Stock purchase agreement and a development and support service agreement with an investor. Under the terms of the Preferred Stock agreement, the Company sold 250,000 shares of Series B Convertible Preferred Stock for net proceeds of $1.0 million. The investor is contractually obligated to acquire an additional 250,000 shares for $1.0 million upon completion of certain modifications to the Company's system under the development and support service agreement. Such modifications are expected to be completed during the year ending December 31, 2002. Management believes that the current resources combined with revenue from signed contracts and cost containment measures will be sufficient to support its planned operations beyond December 31, 2002. In the event estimated revenues do not materialize, management has a plan to reduce costs further and defer expenses in order to finance operations into the year ending December 31, 2003. In the event the Company is unable to achieve long-term profitability and/or obtain additional capital, operations will need to be scaled back or discontinued.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company generates revenues from licensing its systems, in addition to monthly service fees in connection with the hosting, operation and maintenance of its software and transaction based fees for trades executed using its system. The Company follows the provisions of Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Under SOP No. 97-2, if the license agreement does not provide for significant customization of or enhancements to the software, software license revenues are recognized when a license agreement is executed, the product has been delivered, all significant obligations are fulfilled, the fee is fixed or determinable and collectibility is probable. For those license agreements where customer acceptance is required and it is not probable, license revenues are recognized when the software has been accepted. Service fees and transaction based fees are recognized when earned.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments.

Property and Equipment
Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

Research and Development and Software Development Costs
Capitalization of software development costs begins upon establishment of technological feasibility of the product and ends upon its general release. After technological feasibility is established, material software development costs are capitalized and then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general release of the product has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

Accounting for Stock-Based Compensation
Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and related interpretations. Stock-based awards to nonemployees are accounted for under the provisions of SFAS No. 123.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income," requires a full set of general purpose financial statements to be expanded to include the reporting of "comprehensive income." Comprehensive income is comprised of two components, net income and other comprehensive income. For the year ended December 31, 2001 and 2000, the only item qualifying as other comprehensive income was unrealized foreign translation loss of $101,849 and unrealized translation gain of $7,911, respectively.

Foreign Currency Translation
The Company's foreign subsidiaries maintain their accounting records in the local currency, which is their functional currency. Assets and liabilities of the foreign subsidiaries are translated at the current exchange rates and the effect of the foreign currency translation is reflected as a component of stockholders' equity. Income and expense items are translated at an average exchange rate during the period. Transaction gains and losses are included in the determination of the results from operations.

Income Taxes
Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

3. Property and Equipment

	Estimated Useful Life (Years)	December 31, 2001	December 31, 2000
Computer equipment	3	$ 482,947	$ 344,466
Furniture and fixtures	7	36,555	24,828
Office equipment	3-5	9,258	1,910
Leasehold improvements	3	5,613	3,935
Third party computer software	3	150,313	-
		684,686	375,139
Less - accumulated depreciation and amortization		284,106	118,419
Equipment, net		$ 400,580	$ 256,720

At December 31, 2001 and 2000, property and equipment under capital leases consist of computer equipment and furniture and fixtures with a cost basis of $117,650 and $79,893, respectively and accumulated amortization of $60,925 and $26,531, respectively.

Depreciation and amortization expense for the years ended December 31, 2001, and 2000, and for the cumulative period from June 17, 1999 (inception) to December 31, 2001, was $157,818, $118,419 and $276,237, respectively.

4. Net Capital Requirement

Beginning in December 2001, the Company became subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $428,486 which was $344,982 in excess of required net capital. The Company's net capital ratio was 1.56 to 1.00.

5. Convertible Preferred Stock

In July 2001, Trading Screen issued and sold 1,375,000 shares of Series B Convertible Preferred Stock in consideration for aggregate gross proceeds of $5.5 million. In August 2000, the Company issued 2,000,000 shares of Series A Convertible Preferred Stock in consideration for gross proceeds of $6.0 million.

The Series A and B Convertible Preferred Stock have the following characteristics:

Voting
The holders of the Preferred Stock are entitled to vote, together with the holder of common stock, on all matters submitted to stockholders for a vote. Each Preferred shareholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends
The holders of the Series A and Series B Preferred Stock are entitled to receive dividends, when and as declared by the Board of Directors and out of funds legally available in the same amount per share as dividends on common stock, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions may be made with respect to the common stock, until all declared dividends on the Series A and B Preferred Stock have been paid. The holders of Series B preferred shares are entitled to receive dividends in preference and priority to holders of Series A preferred shareholders. Through December 31, 2001, no dividends have been declared or paid by the Company.

Liquidation Preference
In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A and B Preferred Stock shall receive for each share an amount equal to the sum of $3 and $4 per share, respectively, (subject to antidilution adjustment), together with any declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock.

Conversion
Each share of Series A and B Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of Series A and B Preferred Stock is $3 and $4, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Certificate of Designations relating to the Series A and B Preferred Stock included as part of the Company's Certificate of Incorporation. Conversion is automatic upon (a) the closing of an underwritten public offering in which the offer and sale to the public is at least 15% of the issued and outstanding shares of common stock of the Company and in which the aggregate amount of proceeds raised is at least $15 million or (b) the written consent of the holders of a majority of the Series A and B Preferred Stock.

6. Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of Series A and B Preferred Stock or any other classes of preferred stock then outstanding.

In June, 1999, the Company issued and sold 1,500,000 shares of common stock to its founders in exchange for $100,000 in cash and a subscription receivable of $50,000, which was collected in 2000.

In March 2000, the Company issued and sold additional 4,500,000 shares of its common stock to its founders in exchange for $450,000.

During 2000, the Company issued 40,000 shares of its common stock to an employee under a restricted stock agreement pursuant to the Company's Executive Stock Incentive Plan, 24,000 and 8,000 of which vested as of December 31, 2001 and 2000 with the remaining shares vesting

pro rata over the following year. The fair value of the restricted stock at the date of issuance was $50,400. Such amount will be expensed pro rata over the vesting period. $16,800, $9,800 and $26,600 were expensed during the year ended December 31, 2001, 2000 and the cumulative period from June 17, 1999 (inception) to December 31, 2001 respectively.

7. Stock Option Plan

In 1999, the Company adopted its Executive Stock Incentive Plan (the "Plan") under which 3,500,000 shares of the Company's common stock were reserved for issuance to employees, directors and consultants. Options granted under the Plan may be incentive stock options or non-qualified stock options. Stock purchase rights and shares of restricted stock may also be granted under the Plan. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of not less than 10% per year over 10 years from the date the options are granted. The exercise price of incentive stock options and non-qualified stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The term of the options granted to employees is 10 years, 5 years in the case of an employee who is also a 10% or more stockholder.

The Company applies APB 25 and related interpretations in accounting for employee and director options granted under the Plan. During the year ended December 31, 2001 and December 31, 2000, the Company awarded 725,088 and 620,000 options, respectively, to employees with an exercise price below the fair value of the Company's common stock. The intrinsic value of the stock awarded granted during the year ended December 31, 2001 and 2000 and the cumulative period from June 17, 1999 (inception) to December 31, 2001, totaled $352,610, $64,500 and $417,110, respectively. In accordance with APB 25 and related interpretations the intrinsic value will be recognized as compensation expense over the options' vesting periods. Accordingly, the Company recorded a non-cash compensation charge of $138,199, $24,648 and $162,847 for employee stock-based compensation for the year ended December 31, 2001 and 2000, and the cumulative period from June 17, 1999 (inception) to December 31, 2001 respectively. Had compensation cost been determined based on the fair value at the grant dates, consistent with the provisions of SFAS No. 123, the Company's net loss for the years ended December 31, 2001 and 2000 would have been $8,521,227 and $2,559,926, respectively. Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results are not representative of the pro forma results for future years.

For purposes of pro forma disclosure in accordance with SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the minimum value method with the following assumptions for grants in 2001: no dividend yield; risk-free interest rates of 3.89% - 4.81%; and expected lives of 5 years.

The following table summarizes the activity of the Plan:

	Number of Options	Weighted Average Exercise Price
Outstanding - January 1, 2000	-	
Granted	658,794	2.04
Forfeited	-	
Outstanding - December 31, 2000	658,794	2.04
Granted	745,088	3.07
Forfeited	31,000	3.00
Outstanding - December 31, 2001	1,372,882	2.58
Exercisable at December 31, 2001	383,194	1.41
Exercisable at December 31, 2000	61,000	2.04

Options available for future grant at December 31, 2001	2,127,118
Weighted average fair value at options granted during 2000	$1.83
Weighted average fair value at options granted during 2001	$3.20

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable
$1.00	125,000	8.42	71,000
1.10	200,000	3.42	120,000
3.00	977,882	9.06	192,194
3.30	50,000	9.25	-
5.00	20,000	9.17	-
	1,372,882		383,194

In August and December of 2000, the Company granted options to consultants to acquire 38,794 shares of the Company's common stock in consideration for services provided to the Company. In February 2001, the Company granted options to consultants to acquire 20,000 shares of the Company's common stock in consideration for services provided to the Company. The fair value of these options was determined using the Black-Scholes valuation model utilizing a volatility assumption of 140%. In accordance with provisions of EITF 96-18, the Company recorded a non-cash compensation charge of $43,370, $56,534 and $99,904 for the years ended December 31, 2001 and 2000, and the cumulative period from June 17, 1999 (inception) to December 31, 2001, respectively. The fair value of unvested options will be expensed over the vesting period.

8. Income Taxes

Deferred tax assets consist of the following:

	December 31, 2001	December 31, 2000
Net operating loss carryforwards	$ 4,266,360	$ 623,234
Research and development credit carryforwards	203,123	71,462
Depreciation	17,897	21,406
Start up costs	242,897	303,621
Organizational costs	74,231	98,414
Stock options	65,698	26,006
Other	(285,520)	-
Net deferred tax assets	4,584,686	1,144,143
Deferred tax asset valuation allowance	4,584,686	1,144,143
	$ -	$ -

The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2001 and 2000.

At December 31, 2001 and 2000, the Company has federal net operating loss carryforwards and research and development tax credit carryforwards of approximately $8,700,000 and $1,355,000 and $203,123 and $71,462, respectively, available to reduce future taxable income which expire in 2021.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which can be used in future years.

9. 401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. For the years ended December 31, 2001 and 2000 and the cumulative period from June 17, 1999 (inception) to December 31, 2001, the Company contributed approximately $28,000, $2,000 and $30,000 to the Plan, respectively.

10. Commitments and Contingencies

The Company leases its office space and certain office equipment under cancelable operating leases. Total rent expense to the year ended December 31, 2001 under these operating leases totaled $161,307.

The Company leases certain equipment under capital leases.

Future minimum lease payments under capital leases at December 31, 2001 are as follows:

Year Ending December 31,	Capital Leases
2002	$ 60,309
2003	14,819
	75,128
Less: portion representing interest	7,869
	$ 67,259

11. Related Party Transactions

In October 1999, the Company entered into a rental agreement for office space with a related party, who is also an officer, director and holder of common stock of the Company. During the years ended December 31, 2001, 2000 and the cumulative period from June 17, 1999 (inception) to December 31, 2001 lease payments to this related party were approximately $57,750, $5,760 and $63,510, respectively.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants
On Accompanying Information

To the Board of Directors and Stockholders
TradingScreen, Inc.:

The report on our audit of the basic financial statements of TradingScreen, Inc. as of December 31, 2001 and 2000, for the years then ended and for the period from inception (June 17, 1999) through December 31, 2001 appears on page 1 of this document. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 8, 2002

TradingScreen Inc.

Schedule I

(A Development Stage Enterprise)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Net capital		
Total consolidated stockholders' equity		$ 1,605,352
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		1,605,352
Add:		
Subordinated borrowings allowable in computation of net capital		-
		1,605,352
Deductions and/or charges:		
Nonallowable assets:		
Investment in and advances to subsidiaries	$ 615,806	
Accounts receivable	251,300	
Furniture, equipment, and leasehold improvements, net	279,498	
Prepaids and other current assets	7,547	
Other assets	4,182	1,158,333
Net capital before haircuts on securities positions (tentative net capital)		447,019
Haircuts on securities:		
Trading and investment securities		18,533
Net capital		428,486
Less: Minimum net capital required		83,504
Excess net capital		$ 344,982
Aggregate indebtedness		
Items included in consolidated balance sheet:		
Other accounts payable and accrued expenses		$ 668,033
Items not included in consolidated balance sheet:		
Other unrecorded amounts		-
Total aggregate indebtedness		$ 668,033
Ratio: Aggregate indebtedness to net capital		1.56 to 1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) pursuant to SEC rule 17a-5(d)(4)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 1,037,726
Difference primarily relates to the inclusion of the Company's subsidiaries in the Company's original calculation		(609,240)
Net capital per above		$ 428,486

TradingScreen Inc.
(A Development Stage Enterprise)
Reconciliation Between Audited and Unaudited Balance Sheet with Respect to Methods of Consolidation
As of December 31, 2001

	Parent Company	Subsidiaries	Reclassifications and Eliminations	Consolidated Balance Sheet
Assets				
Cash and cash equivalents	$ 1,115,052	$ 337,970	$ -	$ 1,453,022
Investment in and advances to subsidiaries	615,806	-	(615,806)	-
Receivable from customers	251,300	-		251,300
Prepaid and other current assets	7,547	20,193		27,740
Property and equipment	279,498	121,082		400,580
Other assets	4,182	28,814		32,996
Taxes refundable	-	193,079	-	193,079
Total assets	$ 2,273,385	$ 701,138	$ (615,806)	$ 2,358,717
Liabilities				
Accounts payable	$ 88,496	$ 26,324	$	$ 114,820
Accrued expenses	232,667	59,008		291,675
Lease payable	67,259	-		67,259
Payable to Parent		519,244	(519,244)	-
Deferred revenue	279,611	-		279,611
Total liabilities	668,033	604,576	(519,244)	753,365
Stockholders' Equity	1,605,352	96,562	(96,562)	1,605,352
Total liabilities and stockholders' equity	$ 2,273,385	$ 701,138	$ (615,806)	$ 2,358,717

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

To the Board of Directors and
Stockholders of TradingScreen Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of TradingScreen Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organizations, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 8, 2002

TradingScreen Inc.

(A Development Stage Enterprise)

Consolidated Financial Statements

December 31, 2001 and 2000